DONALD R. REYNOLDS

dreynolds@wyrick.com

May 6, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Joel Parker, Accounting Branch Chief

Re:	Pharmaceutical Product Development, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 000-27570

Ladies and Gentlemen:

We furnish this letter on behalf of our client Pharmaceutical Product Development, Inc., also known as PPD, in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated April 26, 2011. The comment is repeated below in italics for ease of reference.

U.S. Securities and Exchange Commission

May 6, 2011

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. Income Taxes, page F-34

1.	With respect to your long-term deferred tax liability roll-forward, please revise your disclosure to clarify why the “Other depreciation and amortization” and “Stock options” components fluctuated significantly between December 31, 2009 and December 31, 2010.

To clarify, PPD respectfully submits that the total change in “Other depreciation and amortization” was $9.3 million and the total change in “Stock options” was $3.5 million. In preparing the disclosures, PPD reported its net, noncurrent deferred tax assets and noncurrent deferred tax liabilities on a jurisdiction-by-jurisdiction basis in accordance with ASC Topic 740-10-45-6 (previously SFAS 109 paragraph 42), which states:

“For a particular tax-paying component of an entity and within a particular tax jurisdiction, all current deferred tax liabilities and assets shall be offset and presented as a single amount and all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.”

As of December 31, 2009, the U.S. tax jurisdiction had a net long-term deferred tax asset of $12.0 million and all foreign tax jurisdictions together had a net long-term deferred tax liability of $8.2 million. As of December 31, 2010, the U.S. tax jurisdiction ended the year with a net long-term deferred tax liability, resulting in the presentation of nearly all of the components of the noncurrent deferred tax assets within the amount reported as the net noncurrent deferred tax liability.

If all long-term deferred tax accounts for all tax jurisdictions were combined, the asset/(liability) balances would be as follows (in thousands):

U.S. Securities and Exchange Commission

May 6, 2011

	December 31
	2009	2010
Other depreciation and amortization	$(51,951)	$(61,205)
Deferred rent	5,675	5,670
Deferred compensation	2,646	3,034
Investment basis differences	8,602	29
Stock options	23,944	27,407
Pension	4,568	2,955
Valuation allowance	(1,212)	(2,424)
Future benefit of carry forward losses	5,782	3,718
Other	5,711	5,082

Total long-term deferred tax asset/(liability)	$3,765	$(15,734)

As noted above, the total change in “Other depreciation and amortization” is $9.3 million and the total change in “Stock options” is $3.5 million. “Other depreciation and amortization” increased primarily as the result of bonus depreciation taken in accordance with Internal Revenue Code section 168(k)(5), as amended by the 2010 Tax Relief Act. “Stock options” increased primarily as a result of an increase in stock options granted in 2010 compared to 2009, partially offset by stock option exercises, cancellations, and expirations.

In addition to ASC Topic 740, management also reviewed Regulation S-X Rule 4-08(h) for required disclosures related to income taxes, but it only addresses the income tax expense disclosures. Therefore, management considers ASC Topic 740 to be the controlling guidance with respect to disclosure within the notes to the consolidated financial statements. PPD will provide additional disclosure regarding significant fluctuations in deferred tax asset and liability accounts in the financial statement footnotes of future annual filings beginning with the Form 10-K for the year ending December 31, 2011. An example of what the disclosure in future filings will look like is as follows:

“As of December 31, 2009, the U.S. tax jurisdiction had a net long-term deferred tax asset of $12.0 million and all foreign tax jurisdictions together had a net long-term deferred tax liability of $8.2 million. As of December 31, 2010, the U.S. tax jurisdiction ended the year with a net long-term deferred tax liability, resulting in the presentation of nearly all of the components of the noncurrent deferred tax assets within the amount reported as the net noncurrent deferred tax liability.”

U.S. Securities and Exchange Commission

May 6, 2011

If you would like to discuss further, please contact Peter Wilkinson, PPD’s Chief Accounting Officer, at (910) 558-6754.

*        *        *         *        *        *        *        *

As requested, please be advised that PPD hereby acknowledges that:

•	PPD is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PPD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PPD respectfully submits that the foregoing is appropriately responsive to the comment of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Daniel G. Darazsdi

Peter Wilkinson

B. Judd Hartman

David Haines, Deloitte & Touche LLP

John Giannuzzi, Deloitte & Touche LLP